EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2026 AND 2025

(Expressed in thousands of Canadian Dollars)

(Unaudited)

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		June 30	December 31
	Notes	2026	2025

ASSETS

Non-current assets
Restricted Cash	5(b)	$1,027	$976
Mineral property, plant and equipment	3	65,242	63,169
Total non-current assets		66,269	64,145

Current assets
Amounts receivable and prepaid expenses	4	1,065	2,106
Cash and cash equivalents	5(a)	52,961	54,734
Total current assets		54,026	56,840

Total Assets		$120,295	$120,985

EQUITY

Capital and reserves
Share capital	6	$750,324	$740,749
Reserves	6	113,492	114,215
Deficit		(852,348)	(837,236)
Total equity		11,468	17,728

LIABILITIES

Non-current liabilities
Trade and other payables	9	277	358
Total non-current liabilities		277	358

Current liabilities
Convertible notes liability	7	2,992	2,647
Derivative on convertible notes	7	98,580	97,799
Payables to related parties	8	2,462	1,557
Trade and other payables	9	4,516	896
Total current liabilities		108,550	102,899

Total liabilities		108,827	103,257

Total Equity and Liabilities		$120,295	$120,985

Nature and continuance of operations (note 1)

Commitments and contingencies (note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Steve Meyer

Ronald W. Thiessen	Steve Meyer
Director	Director

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended June 30		Six months ended June 30
	Notes	2026	2025	2026	2025

Expenses
Exploration and evaluation expenses	10,11	$1,825	$1,261	$4,688	$3,294
General and administrative expenses	10,11	2,358	2,469	5,404	5,069
Legal, accounting and audit professional fees	10	2,911	497	3,260	1,501
Share-based compensation (gain) expense	6(c),(d)	944	303	870	438
Loss from operating activities		8,038	4,530	14,222	10,302
Foreign exchange loss		60	147	90	172
Interest income		(130)	(107)	(277)	(235)
Finance expense		235	237	450	466
Other income		(84)	–	(84)	–
Loss on change in fair value of convertible notes derivative	7	28,121	7,127	781	41,603
Net loss before tax		$36,240	$11,934	$15,182	$52,308
Income tax recovery		–	–	(70)	–
Net loss		$36,240	$11,934	$15,112	$52,308

Other comprehensive (income) loss
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(e)	(2,023)	6,287	(3,498)	6,558
Other comprehensive (income) loss		$(2,023)	$6,287	$(3,498)	$6,558

Total comprehensive loss		$34,217	$18,221	$11,614	$58,866

Basic and diluted loss per share	12	$0.06	$0.02	$0.03	$0.10

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Six months ended June 30
	Notes	2026	2025

Operating activities
Net loss		$(15,112)	$(52,308)
Non-cash or non operating items
Depreciation	3	84	86
Interest income		(277)	(235)
Loss on change in fair value of convertible notes derivative	7	781	41,603
Share-based compensation expense		870	438
Unrealized exchange loss		79	135
Changes in working capital items
Amounts receivable and prepaid expenses		1,068	881
Trade and other payables		3,725	861
Payables to related parties		114	(33)
Net cash used in operating activities		(8,668)	(8,572)

Investing activities
Proceeds from royalty transaction on mineral property interest		–	16,459
Interest received on cash and cash equivalents		221	177
Net cash from investing activities		221	16,636

Financing activities
Proceeds from the exercise of share purchase options	6(b)	5,275	767
Proceeds from the exercise of share purchase warrants		–	827
Payments of principal portion of lease liabilities	9	(78)	(83)
Net cash from financing activities		5,197	1,511

Net (decrease) increase in cash and cash equivalents		(3,250)	9,575
Effect of exchange rate fluctuations on cash and cash equivalents		1,477	(555)
Cash and cash equivalents - beginning balance		54,734	16,142

Cash and cash equivalents - ending balance	5(a)	$52,961	$25,162

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign		Share
				settled	currency		purchase
		Number of		share-based	translation	Investment	options and
		shares		compensation	reserve	revaluation	warrants		Total
		(note 6(a))	Amount	reserve	(note 6(e))	reserve	reserve	Deficit	equity
Balance at January 1, 2025		537,791,881	$702,755	$81,011	$45,245	$(17)	$1,073	$(732,870)	$97,197
Shares issued on exercise of options per option plan	6(b)	1,672,700	1,324	(557)	–	–	–	–	767
Shares issued on exercise of warrants		1,837,500	1,001	–	–	–	(174)	–	827
Share-based compensation	6(c)	–	–	25	–	–	–	–	25
Net loss		–	–	–	–	–	–	(52,308)	(52,308)
Other comprehensive loss net of tax		–	–	–	(6,558)	–	–	–	(6,558)
Total comprehensive loss									$(58,866)

Balance at June 30, 2025		541,302,081	$705,080	$80,479	$38,687	$(17)	$899	$(785,178)	$39,950

Balance at January 1, 2026		558,461,162	$740,749	$74,226	$39,745	$(17)	$261	$(837,236)	$17,728
Shares issued on exercise of options per option plan	6(b)	3,660,500	9,575	(4,300)	–	–	–	–	5,275
Share-based compensation	6(c)	–	–	79	–	–	–	–	79
Net loss		–	–	–	–	–	–	(15,112)	(15,112)
Other comprehensive income net of tax		–	–	–	3,498	–	–	–	3,498
Total comprehensive income									(11,614)

Balance at June 30, 2026		562,121,662	$750,324	$70,005	$43,243	$(17)	$261	$(852,348)	$11,468

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2026 (the "interim financial statements"), include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US dollar amounts when presented are denoted "US$" and expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and evaluating the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As of June 30, 2026, the Group had $52,961 (December 31, 2025 – $54,734) in cash and cash equivalents for its operating requirements. However, the Group has a working capital deficit (current assets minus current liabilities) of $54,524 (December 31, 2025 – working capital deficit of $46,059). Working capital has been negatively impacted by the recognition in current liabilities of the convertible notes liability and derivative on convertible notes which total $101,572 (December 31, 2025 – $100,446) (note 7). These interim financial statements have been prepared on a going concern basis, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due. During the six months ended June 30, 2026, the Group recognized a net loss of $15,112 (2025 – net loss of $52,308) and had a deficit of $852,348 as of June 30, 2026 (December 31, 2025 – $837,236). The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements for the next twelve months, including funding the Group’s challenge of the US Environmental Protection Agency ("EPA")’s final determination and the US Army Corps of Engineers ("USACE") 2024 record of decision (discussed further below). Additional financing will be required to progress any material expenditure relating to the permitting of the Pebble Project. Additional financing may include any of or a combination of debt, equity (subject to terms of the convertible notes (note 7)), royalties and/or contributions from possible new Pebble Project participants.

Given the uncertainty surrounding the EPA’s final determination and the USACE’s 2024 record of decision (as discussed below), there can be no assurances that the Group will be successful in obtaining additional financing or funding when required. If the Group is unable to raise the necessary capital resources or generate sufficient cash flows to meet its obligations as they come due, the Group may need to, at some point, consider reducing or curtailing its operations. Accordingly, these conditions give rise to a material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These interim financial statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Group be unable to continue as a going concern, and such adjustments could be material.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Pebble Project Permitting and Administrative Process

The Group, through the Pebble Limited Partnership ("Pebble Partnership”), initiated federal permitting for the Pebble Project under the National Environmental Protection Act ("NEPA") by filing an application for a Clean Water Act ("CWA") 404 permit with the USACE in December 2017. The USACE issued a draft Environmental Impact Statement ("EIS") in February 2019 and completed a 120-day public comment period in early July 2019.

On July 24, 2020, the USACE published the final EIS. On November 25, 2020, the USACE issued a record of decision (the "2020 ROD") denying the permit, citing alleged deficiencies in the proposed compensatory mitigation plan and concluding the project was contrary to the public interest.

The Pebble Partnership appealed the 2020 ROD with the USACE Pacific Ocean Division ("USACE POD") in January 2021. In June 2021, the USACE POD completed the ‘administrative record’ for the appeal and provided a copy to the Pebble Partnership, following which the Pebble Partnership and its legal counsel reviewed the voluminous record for completeness and relevance to the USACE’s permitting decision, and its sufficiency to support a fair, transparent, and efficient review. An appeal conference was held in July 2022. In April 2023, the USACE POD granted the appeal and remanded the permit decision to the USACE Alaska District (the "District") for reconsideration of specific issues. Despite multiple extensions, the District ultimately declined to conduct the remand review.

In April 2024, the District issued a further record of decision denying the permit without prejudice and stating that the EPA’s Section 404(c) Final Determination constituted a controlling factor. This determination was not based on a reconsideration of the technical issues raised in the administrative appeal.

The EPA Section 404(c) Veto

In October 2021, a federal court vacated the EPA’s 2019 withdrawal of a proposed Section 404(c) determination, reinstating the proposed veto. In May 2022, the EPA issued a revised proposed determination with public comments closing in early September 2022.

On January 30, 2023, the EPA issued a Final Determination under Section 404(c) of the CWA, imposing restrictions on the use of certain waters in the Bristol Bay watershed for mine-related discharges. This action represents the final step in the EPA’s administrative process under 40 C.F.R. Part 231, which governs the EPA’s authority under Section 404(c) to veto permit decisions.

Litigation

In March 2024, the Group commenced two actions in US federal courts:

•	an action in the US Federal District Court in Alaska (the "Court"), seeking to vacate the EPA’s Final Determination; and
•	a “takings” claim in the US Court of Federal Claims in Washington, DC, which has been stayed pending the resolution of the Alaska action.

In June 2024, the Group amended its Alaska action to add the District as a defendant, alleging that the District’s permit decision was arbitrary and capricious. The Court granted the amendment in August 2024.

The State of Alaska and Alaska Native Village Corporations, Iliamna Natives Ltd. ("INL") and Alaska Peninsula Corp. ("APC"), also filed actions challenging the EPA’s veto. These actions have been consolidated with the Group’s action.

Following periods of Court-approved abeyance in 2025, a summary judgement briefing schedule was requested after separate discussions with the EPA failed to reach a settlement and was completed in April 2026. In June 2026, oral arguments were held in the Court. The Group now awaits the decision by the Court.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Industry organization, including national and Alaska-based mining associations and the US Chamber of Commerce, have also filed amicus briefs opposing the EPA’s veto.

Current Status

The Group continues to assert its position that the EPA’s 404(c) veto is unlawful and intends to continue to work with the relevant government agencies.

2.	MATERIAL ACCOUNTING POLICIES

(a)	Statement of Compliance

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using the same accounting policies and methods of application as the audited consolidated financial statements of the Group for the year ended December 31, 2025 (the "annual financial statements"), which were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). These interim financial statements should be read in conjunction with the annual financial statements.

These interim financial statements were authorized for issue by the Audit and Risk Committee on August 11, 2026.

(b)	Significant Accounting Estimates and Judgements

In preparing these interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

There was no change in the use of significant estimates and judgements during the current period as compared to those described in Note 2 in the annual financial statements.

(c)	Recent Accounting Pronouncements

Adoption of amendments to accounting standards

The Group adopted the following amendments that are effective for annual periods beginning on or after January 1, 2026:

•

Amendments to IFRS 7, Financial Instruments: Disclosures and IFRS 9, Classification and Measurement of Financial Instruments. These amendments address specific issues related to the derecognition of financial liabilities settled through an electronic payment system and the classification of financial assets with contractual cash flow characteristics.

There was no material impact on the interim financial statements from the adoption of these amendments.

New standard issued but not yet effective

In April 2024, the IASB issued amendments to IFRS 18, Presentation and Disclosure in Financial Statements. These amendments, effective for annual periods beginning on or after January 1, 2027, replace IAS 1, Presentation of Financial Statements, and introduce new requirements for the presentation and disclosure of information in financial statements. They aim to improve the consistency and comparability of financial reporting, particularly in the income statement, and introduce new requirements for management-defined performance measures. The Group is currently assessing the implications of applying these amendments and from an initial observation there are potentially the following impacts:

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

•

Although the adoption of IFRS 18 will have no impact on net income or loss from continuing operations, items of income and expenses in the Statements of Comprehensive (Income) Loss will be grouped into new categories resulting in new subtotals and/or line items being presented, including income or loss from operating activities, and changes in how certain existing subtotals are calculated. Interest income from cash and cash equivalents and interest expense on leases will be presented in the investing and financing sections of the Statements of Comprehensive (Income) Loss.

•

The Group does not expect there to be a significant change in the information that is currently disclosed in the notes to the interim financial statements. This is because the new disclosures required for management defined performance measures ("MPMs") will not be applicable to the Group as the Group does not currently provide MPMs in public communications outside of its interim financial statements to convey an aspect of the financial performance of the Group as a whole.

•

From a cash flow statement perspective, operating income or loss will be the starting point for determining cash flows from operating activities instead of net income or loss from continuing operations.

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Six months ended June 30, 2026	Mineral Property Interest [1]	Plant and Equipment [3]	Total
Cost
Beginning and ending balance	$30,453	$2,634	$33,087

Accumulated depreciation
Beginning balance	–	(2,430)	(2,430)
Depreciation charge for the period [3]	–	(84)	(84)
Ending balance	–	(2,514)	(2,514)

Foreign currency translation difference
Beginning balance	32,275	237	32,512
Movement for the period	2,144	13	2,157
Ending balance	34,419	250	34,669

Net carrying value – December 31, 2025	$62,728	$441	$63,169
Net carrying value – June 30, 2026	$64,872	$370	$65,242

Notes to table:

1.	Mineral Property Interest

Comprises the Pebble Project, a contiguous block of 1,840 mineral claims covering approximately 274 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

2.	Plant and Equipment include Right-of-Use Assets (“ROU Assets”)

ROU Assets, which relate to the use of office space, office equipment and yard storage are included under plant and equipment. The following comprises ROU Assets:

Six months ended June 30, 2026	Land and Buildings	Equipment	Total
Cost
Beginning balance	$1,201	$48	$1,249
Addition	–	–	–
Ending balance	1,201	48	1,249

Accumulated depreciation
Beginning balance	(785)	(44)	(829)
Depreciation charge for the period [3]	(82)	(1)	(83)
Ending balance	(867)	(45)	(912)

Foreign currency translation difference
Beginning balance	14	(3)	11
Movement for the period	13	–	13
Ending balance	27	(3)	24

Net carrying value – December 31, 2025	$430	$1	$431
Net carrying value – June 30, 2026	$361	$–	$361

3.	Depreciation

For the three and six months ended June 30, 2026, total depreciation was $42 (2025 – $42) and $84 (2025 – $86) of which ROU Asset depreciation comprised of $42 (2025 – $42) and $83 (2025 – $86), respectively. ROU Asset depreciation of $25 (2025 – $27) and $52 (2025 – $55) for the three months and the six months ended June 30, 2026, respectively, is included in general and administrative expenses (note 10(b)). The remainder of the ROU Asset depreciation is included in exploration and evaluation expenses under site expenses.

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	June 30	December 31
	2026	2025
Sales tax receivable	$63	$58
Interest, refundable deposits, and other receivables	49	61
Prepaid expenses	953	1,987
Total	$1,065	$2,106

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

The Group’s cash and cash equivalents at June 30, 2026 and December 31, 2025, consisted of cash on hand and was invested in business and savings accounts.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(b)	Restricted Cash

The Group has cash deposited with a US financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit and any income earned will be released once any required reclamation work has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the three and six months ended June 30, 2026, the Group earned income of $9 (2025 – $10) and $18 (2025 – $18) respectively, which was re-invested.

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At June 30, 2026, and December 31, 2025, authorized share capital consisted of an unlimited number of common shares ("Shares") with no par value, of which 562,121,662 (December 31, 2025 – 558,461,162) Shares were issued and fully paid.

(b)	Share Purchase Option Compensation Plan

The following reconciles the issued and outstanding options for the six months ended June 30, 2026 and year end December 31, 2025:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Balance December 31, 2024	17,920,000	1.01
Exercised	(6,079,700)	1.38
Balance December 31, 2025	11,840,300	0.82
Cancelled	(639,000)	2.01
Exercised	(3,660,500)	1.44
Balance June 30, 2026	7,540,800	0.41

For the three and six months ended June 30, 2026 and year end December 31, 2025, the Group did not recognize share-based compensation ("SBC") for options in the Statement of Comprehensive Loss as no options were granted and all options previously granted were fully vested in 2023.

Details of options exercised during the six months ended June 30, 2026 were as follows:

Period	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2026	1,421,000	1.37	2.95
February 2026	107,000	0.41	3.01
April 2026	38,000	0.41	2.66
May 2026	1,988,000	1.62	2.70
June 2026	106,500	0.41	3.22
	3,660,500	1.44	2.82

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Details of options exercised during the six months ended June 30, 2025 were as follows:

Period	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2025	110,000	0.41	0.97
February 2025	241,000	0.41	1.00
March 2025	313,700	0.41	1.19
April 2025	144,000	0.41	1.57
May 2025	74,000	0.41	1.43
June 2025	790,000	0.51	1.83
	1,672,700	0.46	1.49

The following table summarizes information on the outstanding options as at the following dates:

	June 30, 2026			December 31, 2025
Exercise price ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.41	7,540,800	7,540,800	1.13	8,842,300	8,842,300	1.63
2.01 [1]	–	–	–	2,998,000	2,998,000	0.02
Total	7,540,800	7,540,800		11,840,300	11,840,300

Note:

1.	These options were set to expire on July 17, 2025, but were extended pursuant to certain provisions of the option plan.

The weighted average contractual life for options outstanding, which are all exercisable, is 1.13 (December 2025 – 1.22) years per option.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(c)	Deferred Share Units ("DSUs")

The following reconciles DSUs outstanding for the six months ended June 30, 2026, and December 31, 2025:

Continuity of DSUs	Number of DSUs	Weighted average fair value ($/DSU)
Balance December 31, 2024	536,396	0.57
Cash-settled [1]	(74,830)	0.69
Granted [2]	32,405	1.54
Shares issued [3]	(29,521)	0.69
Withheld [3]	(33,965)	0.69
Balance December 31, 2025	430,485	0.60
Granted [2]	32,509	2.43
Balance June 30, 2026	462,994	0.73

Notes:

1.

The Group settled an equity obligation for DSUs that should have been redeemed by December 31, 2024. Accordingly, the Group made a cash payment of $59 based on the 5-day average of TSX closing prices for the Company’s common shares up to December 31, 2024 of $0.78 per DSU pursuant to the terms of the DSU Plan.

2.

For the three and six months ended June 30, 2026, the Group recognized SBC of $38 (2025 – $17) and $79 (2025 – $25) for DSU grants in the Statement of Comprehensive Loss, based on the aggregate market value of Shares on grant date, with a corresponding increase in equity in the equity-settled share payment reserve.

3.	The Group settled 63,486 DSUs that were redeemed by issuing Shares for 29,521 DSUs and withheld 33,965 DSUs to settle and pay the tax obligations of $61.

(d)	Restricted Share Units (“RSUs”)

Continuity of RSUs	Number of RSUs	Weighted average fair value ($/RSU)
Balance December 31, 2024	–	–
Granted [1]	1,170,000	1.09
Balance December 31, 2025 [2] and June 30, 2026	1,170,000	2.71

Notes:

1.

In February 2025, the Group granted the RSUs to the Board Chair, Chief Executive Officer, Chief Financial Officer, and to senior management, with a vesting term of two years from the date of grant. The Group determined that this grant should be accounted for as cash-settled given that a previous grant was settled in cash. Accordingly, at the end of each reporting period, until the RSU liability is settled, the RSU liability’s fair value is remeasured based on the TSX closing price at the reporting date multiplied by the number of RSUs and amortized over the vesting period of the RSUs, with any change in fair value charged to share-based compensation.

2.	Weighted average fair value was $2.70.

For the three and six months ended June 30, 2026, the Group recognized in SBC $906 (2025 – $286) and $791 (2025 – $413), respectively, on the remeasurement of the RSU liability.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(e)	Foreign Currency Translation Reserve

Continuity
Balance December 31, 2024	$45,245
Loss on translation of foreign subsidiaries	(271)
Balance June 30, 2025	44,974
Loss on translation of foreign subsidiaries	(5,229)
Balance December 31, 2025	39,745
Gain on translation of foreign subsidiaries	3,498
Balance June 30, 2026	$43,243

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency into the Group’s presentation currency, the Canadian dollar.

7.	CONVERTIBLE NOTES LIABILITY AND DERIVATIVE ON CONVERTIBLE NOTES

Convertible notes liability

The debt host has been accounted for at amortised cost with a 30.1% effective interest rate. The following reconcile movements at the reported dates:

	June 30	December 31
Continuity	2026	2025
Beginning balance	$2,647	$2,750
Interest accretion	422	831
Interest paid and payable	(176)	(392)
Reclassify to share capital on conversion	–	(408)
Exchange difference	99	(134)
Ending balance	$2,992	$2,647

Derivative on convertible notes

The following reconcile movements at the reported dates:

Continuity	June 30	December 31
	2026	2025
Beginning balance	$97,799	$35,305
Loss on change in fair value prior to conversion	–	48,092
Reclassify to share capital on conversion	–	(17,800)
Loss on change in fair value at period end	781	32,202
Ending balance	$98,580	$97,799

Page | 14

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The fair value of the conversion option was estimated using the Binomial Option Pricing Model with formulae based on the Cox-Ross-Rubenstein approach, with consideration to the intrinsic value, with the following inputs and assumptions:

Input/Assumption	June 30 2026	December 31 2025
Share price on valuation date	US$1.92	US$1.97
Volatility	98.33%	95.99%
Strike price on conversion	US$0.3557	US$0.3557
Time to expiration	2,728 days	2,909 days
Risk free interest rate	4.31%	3.72%
Dividend Yield	Nil%	Nil%

In addition to the conversion option, the convertible notes include a financing redemption option and change of control ("CoC") option. With the former, the Group would be required to redeem the principal amount of the convertible notes at 150% in cash at the election of the notes holders. In a CoC circumstance, the Group would be required to redeem the convertible notes holders at 101% of the principal amount of the notes, which as of the reporting date is US$12,864, if no election to convert is made by the notes holders. The Group estimates a 55% probability of the financing redemption occurring with an estimated transaction date of November 15, 2026, a 10% probability of the CoC option occurring with no estimated transaction date and a 35% probability of conversion at the conversion price with no estimated transaction date. The Group performed a discounted cash flow ("DCF") analysis to estimate the impact of the terms of the financing redemption and CoC options and assumed December 17, 2028, which is the mid-point between issuance and maturity, as the transaction date for the options that had no transaction date estimated.

At June 30, 2026 and December 31, 2025, the Group determined from the DCF analysis that there was no additional value provided by the financing redemption and CoC options over and above the conversion option. The estimated fair value of the conversion option, which was in the money at June 30, 2026 and December 2025, was determined using intrinsic value and was estimated at US$69,437 ($98,580) (2025 – US$71,246 ($97,799)).

For the three and six months ended June 30, 2026, the Group has recorded a loss in the change in fair value of the embedded derivative of $28,121 (2025 – $7,127) and $781 (2025 – $41,603), respectively.

The valuation of the embedded derivative is sensitive to changes in the Company’s share price. If the share price is reduced/increased by 10%, the fair value of the embedded derivative reduces/increases by approximately 10%.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties are as follows:

	June 30	December 31
Payables to related parties	2026	2025
Key management personnel ("KMP") (a)	$69	$51
HDSI (b)	200	104
RSU Liabilities (note 6(e))	2,193	1,402
Total	$2,462	$1,557

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below.

Page | 15

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with KMP, which are the Group’s directors and the Chief Executive Officer ("CEO") and senior management: the Chief Financial Officer ("CFO"), Group Secretary and General Counsel, Executive Vice President ("EVP"), Environment and Sustainability, EVP, Corporate Development, EVP, Investor Relations, Vice President ("VP"), Engineering, and the Pebble Partnership’s CEO, VP, Public Affairs and Senior Permitting Advisor, was as follows for the three and six months ended June 30, 2026 and 2025:

	Three months		Six months
Transaction	2026	2025	2026	2025
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$555	$510	$1,042	$1,050
Amounts paid and payable to KMP [2]	544	510	1,015	1,039
	1,099	1,020	2,057	2,089
Share-based compensation [3]	944	303	870	438
Total compensation	$2,043	$1,323	$2,927	$2,527

Notes to table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through HDSI (refer (b) below).

2.

Represents short-term employee benefits, including cash director’s fees paid to the Group’s independent directors, and salaries paid and payable to the Pebble Partnership’s CEO, VP, Public Affairs and Senior Permitting Advisor.

3.	SBC relates to DSUs granted and the remeasurement of RSUs that were granted in February 2025 and which only vest in February 2027 (notes 6(d)-(e)).

During the six months ended June 30, 2026, 3,050,000 (2025 – 226,000) options were exercised by KMP. The weighted average exercise price of options exercised by KMP was $1.48 (2025 – $0.77) for proceeds to the Group of $4,523 (2025 – $147) and the weighted average market price on exercise was $2.80 (2025 – $1.47).

Page | 16

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(b)	Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Two directors and several other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

For the six months ended June 30, 2026, and 2025, transactions with HDSI were as follows:

	Three months		Six months
Transactions	2026	2025	2026	2025
Services rendered by HDSI:
Technical [1]
Engineering	$65	$68	$116	$139
Environmental	43	15	46	47
Other technical services	3	11	7	24
	111	94	169	210
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	628	616	1,273	1,323
Shareholder communication	145	146	292	292
	773	762	1,565	1,615

Total for services rendered	884	856	1,734	1,825

Reimbursement (refund) of third-party expenses
Conferences and travel	83	111	194	171
Insurance	(1)	–	35	74
Office supplies and information technology [2]	126	128	277	303
Total reimbursed	208	239	506	548

Total	$1,092	$1,095	$2,240	$2,373

Notes to table:

1.	Included in exploration and evaluation expenses.

2.

Includes payments made for the use of offices and shared space for the three and six months ended June 30, 2026, of $46 (2025 – $49) and $95 (2025 – $97). The Group has a five-year office use agreement ending on April 29, 2031. As of June 30, 2026, the remaining undiscounted commitment for the base office and shared space use was $364. (note 14(b)).

Pursuant to the management services agreement between HDSI and the Group, following a change of control, the Group is subject to termination payments if the management services agreement is terminated. The Group will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

Page | 17

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

9.	TRADE AND OTHER PAYABLES

	June 30	December 31
Current liabilities	2026	2025
Falling due within the year
Trade	$4,319	$718
Lease liabilities [1]	197	178
Total	$4,516	$896

	June 30	December 31
Non-current liabilities	2026	2025
Lease liabilities [1]	$277	$358
Total	$277	$358

Notes to tables:

1.

Lease liabilities relate to leases of offices, office equipment and for yard storage, which have remaining lease terms of 14 to 47 months and interest rates of 9.5% – 14% over the term of the leases. During the three and six months ended June 30, 2026, the Group recognized interest expense on lease liabilities of $14 (2025 - $18) and $28 (2025 - $38) respectively.

The following summarizes lease liabilities for the reporting periods indicated:

	June 30	December 31
Lease liabilities	2026	2025
Beginning balance	$536	$724
Interest expense	28	71
Lease payments	(106)	(245)
Lease recognition	–	16
Foreign currency translation difference	16	(30)
Ending balance	474	536

Current portion	197	178
Non-current portion	277	358
Total	$474	$536

The following table provides the schedule of undiscounted lease liabilities as of June 30, 2026:

Period payable	Total
Less than one year	$237
One to three years	230
Three to five years	84
Total undiscounted lease liabilities	$551

The Group had short-term lease commitments in the three and six months ended June 30, 2026, respectively, of $2 (2025 – $nil).

Page | 18

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

10.	EXPLORATION AND EVALUATION, GENERAL AND ADMINISTRATIVE, LEGAL ACCOUNTING AND AUDIT EXPENSES

(a)	Exploration and Evaluation Expenses ("E&E")

For the three and six months ended June 30, 2026, and 2025, E&E consisted of the following:

E&E	Three months		Six months
	2026	2025	2026	2025
Engineering	$70	$56	$1,045	$1,078
Environmental	100	111	179	238
Property fees	1	2	4	2
Site activities	390	452	1,044	609
Socio-economic	1,173	599	2,294	1,291
Transportation	61	33	83	33
Other activities and travel	30	8	39	43
Total	$1,825	$1,261	$4,688	$3,294

(b)	General and Administrative Expenses ("G&A")

For the three and six months ended June 30, 2026, and 2025, G&A consisted of the following:

G&A	Three months		Six months
	2026	2025	2026	2025
Conference and travel	$144	$281	$481	$587
Consulting	203	165	585	364
Depreciation of right-of-use assets	25	27	52	55
Insurance	522	503	1,051	993
Office costs, including information technology	173	176	368	371
Management and administration	902	903	1,863	1,825
Shareholder communication	368	348	565	563
Trust and filing	21	66	439	311
Total	$2,358	$2,469	$5,404	$5,069

Page | 19

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(c)	Legal, Accounting and Audit Expenses

For the three and six months ended June 30, 2026, and 2025, the following table provides further details:

	Three months		Six months
	2026	2025	2026	2025
Legal fees	$2,724	$259	$2,992	$1,156
Accounting fees	65	102	65	102
Fees for audit and quarterly reviews	122	136	203	243
Total	$2,911	$497	$3,260	$1,501

11.	EMPLOYMENT COSTS

For the three and six months ended June 30, 2026, and 2025, the Group recorded the following:

	Three months		Six months
	2026	2025	2026	2025
Exploration and evaluation
Salaries and benefits	$492	$400	$903	$796
Amounts paid for services by HDSI personnel (note 8(b))	110	94	168	210
	602	494	1,071	1,006
General and administrative
Salaries and benefits	350	359	709	735
Amounts paid for services by HDSI personnel (note 8(b))	636	624	1,292	1,268
	986	983	2,001	2,003

Share-based payments	943	303	870	438
	$2,531	$1,780	$3,942	$3,447

12.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and six months ended June 30, 2026 and 2025 was based on the following:

	Three months		Six months
	2026	2025	2026	2025
Loss attributable to shareholders	$36,240	$11,934	$15,112	$52,308
Weighted average number of shares outstanding (000s)	560,998	539,210	560,426	538,171

For the three and six months ended June 30, 2026 and 2025, basic and diluted loss per share was not affected by dilutive securities as they were anti-dilutive.

Page | 20

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

13.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable in the table below exclude receivable balances with government agencies (note 4). The Group’s maximum exposure was as follows:

	June 30	December 31
Exposure	2026	2025
Interest, refundable deposits, and other receivables	$49	$61
Restricted cash	1,027	976
Cash and cash equivalents	52,961	54,734
Total exposure	$54,037	$55,771

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital to meet short-to-medium-term business requirements, after considering cash flows from operations and the Group’s holdings of cash and cash equivalents and any restricted cash which has not been pledged as collateral. The Group, however, has stated in Note 1 that there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern as there is no certainty that funds can be raised when needed, even though it has been successful in the past. The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 9), payables to related parties (note 8), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The convertible notes are convertible into common shares at a fixed conversion price at any time at the option of the notes holders until December 18, 2033 (note 7). The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign Exchange Risk

The Group is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Group’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in these interim financial statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Page | 21

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The exposure of the Group's US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

	June 30	December 31
	2026	2025
Financial assets:
Amounts receivable	$242	$148
Cash and cash equivalents and restricted cash	45,646	50,186
	45,888	50,334
Financial liabilities:
Non-current trade payables	(277)	(358)
Convertible notes liability and derivative on convertible notes	(101,572)	(100,446)
Current trade and other payables	(3,964)	(657)
Payables to related parties	(88)	(87)
	(105,901)	(101,548)

Net financial liabilities exposed to foreign currency risk	$(60,013)	$(51,214)

Based on the above net exposures and assuming all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would at the reported period result in a gain or loss of $6,001 (December 31, 2025– $5,121). This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming all other variables remain constant; a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $267 (2025 – $69).

(e)	Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group's approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

(f)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Page | 22

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026, and 2025

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Fair value measurements, which are determined by using valuation techniques, are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

The Group has categorized the fair value measurement of the RSU liability as Level 1 in the fair value hierarchy because it is based on the unadjusted quoted market price of the Group’s shares. The derivative on the convertible notes is classified as Level 2 as it is exposed to market risk; it employs observable inputs, including the quoted market price of the Group’s shares, and foreign exchange rates.

14.	COMMITMENTS AND CONTINGENCIES

(a)	Shares Issuable Contingent on Achievement of Certain Milestones

The Group entered into an agreement dated June 30, 2026, whereby upon achievement of specified milestones on the Pebble Project, the Group will be required to issue up to 3,250,000 Shares. Any issuance of Shares would be subject to regulatory approval. As at the reporting date, achievement of these milestones is uncertain, therefore, the Group has not recognized any share-based payment expense in respect of the performance to achieve these milestones.

(b)	Office Use Commitment

The Group has an office use agreement with HDSI ending April 29, 2031 (note 8(b)) which is a flow through cost at market rates. The undiscounted commitment for the base office and shared space use under the agreement is summarized as follows:

Total
Less than one year	$81
One to three years	151
Three to five years	132
Total	$364

Page | 23